UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

On June 14, 2018, Compugen Ltd. (the “Company”) entered into the following agreements in connection with a registered direct offering (the “Offering”) of an aggregate of 5,316,457 ordinary shares (the “Shares”), nominal value NIS 0.01 per share (the “Ordinary Shares”), of the Company together with accompanying warrants to purchase an aggregate of up to 4,253,165 Ordinary Shares (the “Warrants”) at a combined offering price of $3.95 per Share and accompanying Warrant: (i) a placement agency agreement (the “Placement Agreement”) with JMP Securities LLC as placement agent; and (ii) a securities purchase agreement (the “Securities Purchase Agreement” and together with the Placement Agreement, the “Agreements”) with certain institutional purchasers.

The warrants will be exercisable at a price of $4.74 per Ordinary Share beginning six months following the date of issuance and will expire five years from the date of issuance. The Shares and the Warrants will be immediately separable and will be issued separately. The net proceeds to the Company from the offerings are expected to be approximately $19.9 million, after deducting the placement agent’s commissions and estimated fees and expenses of the Offering payable by the Company. The Offering is expected to close on or about June 19, 2018, subject to customary closing conditions.

The Agreements contain customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, including for liabilities under the Securities Act of 1933, as amended, termination provisions, and other obligations and rights of the parties. The representations, warranties and covenants contained in the Agreements were made only for purposes of such Agreements and as of specific dates, were solely for the benefit of the parties to such Agreements, and may be subject to limitations agreed upon by such parties.

The Offering was made pursuant to the Company’s effective registration statement on Form F-3 (File No. 333-213007), previously filed with and declared effective by the Securities and Exchange Commission, and a prospectus supplement thereunder. A copy of the opinions of each of Shibolet & Co. and Cooley LLP relating to the legality of the issuance and sale of the securities in the offerings are attached to this report as Exhibits 5.1 and 5.2, respectively.

The foregoing descriptions of the Placement Agreement, Securities Purchase Agreement and Warrants are not complete and are qualified in their entireties by reference to the full text of the Placement Agreement, Securities Purchase Agreement and form of Warrant, copies of which are attached to this report as Exhibits 1.1, 1.2 and 4.1, respectively.

The Company issued a press release announcing the Offering on June 15, 2018, a copy of which is attached as Exhibit 99.1, and is incorporated herein by reference.

Exhibits

Exhibit Number	Description of Exhibit

1.1	Placement Agency Agreement, dated as of June 14, 2018, by and between the Registrant and JMP Securities LLC
1.2	Securities Purchase Agreement, dated as of June 14, 2018, by and among the Registrant and the purchasers named therein
4.1	Form of Warrant to Purchase Ordinary Shares
5.1	Opinion of Shibolet & Co.
5.2	Opinion of Cooley LLP
23.1	Consent of Shibolet & Co. (contained in Exhibit 5.1)
23.2	Consent of Cooley LLP (contained in Exhibit 5.2)
99.1	Press Release, dated June 15, 2018.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: June 19, 2018	By:	/s/ Donna Gershowitz
Donna Gershowitz General Counsel